                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                                (RULE 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO 13d-2(b)

                             (AMENDMENT NO. 1)(1)


                                 AUDIBLE, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   05069A104
--------------------------------------------------------------------------------
                                (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)


------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 05069A104                   13G                     Page 2 of 7 Pages
-------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         KLEINER PERKINS CAUFIELD & BYERS VIII, L.P., A CALIFORNIA LIMITED PARTNERSHIP ("KPCB VIII") 77-0431351
-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
     GROUP*                                                    (A) / /  (B) /X/
-------------------------------------------------------------------------------
 3   SEC USE ONLY

-------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA LIMITED PARTNERSHIP
-------------------------------------------------------------------------------
  NUMBER OF                  5  SOLE VOTING POWER                             0
   SHARES
 BENEFICIALLY
   OWNED BY                  --------------------------------------------------
     EACH                    6  SHARED VOTING POWER                     391,900
  REPORTING
 PERSON WITH:                --------------------------------------------------
                             7  SOLE DISPOSITIVE POWER                        0

                             --------------------------------------------------
                             8  SHARED DISPOSITIVE POWER                391,900

-------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                        391,900
     REPORTING PERSON
-------------------------------------------------------------------------------
 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)                           / /
     EXCLUDES CERTAIN SHARES*
-------------------------------------------------------------------------------
 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                       1.4%

-------------------------------------------------------------------------------
 12  TYPE OF REPORTING PERSON*                                               PN

-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 05069A104                   13G                     Page 3 of 7 Pages
-------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         KPCB VIII ASSOCIATES, L.P., A CALIFORNIA LIMITED PARTNERSHIP
         ("KPCB VIII ASSOCIATES") 94-3240818
-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
     GROUP*                                                    (A) / /  (B) /X/
-------------------------------------------------------------------------------
 3   SEC USE ONLY

-------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA LIMITED PARTNERSHIP
-------------------------------------------------------------------------------
  NUMBER OF                  5  SOLE VOTING POWER                             0
   SHARES
 BENEFICIALLY
   OWNED BY                  --------------------------------------------------
     EACH                    6  SHARED VOTING POWER
  REPORTING
 PERSON WITH:                   404,229 shares of which 391,900 shares are
                                directly held by KPCB VIII and 12,329 shares are
                                directly held by KPCB VIII Founders Fund, L.P.,
                                a California limited partnership
                                ("KPCB VIII FF"). KPCB VIII Associates is the
                                general partner of KPCB VIII and KPCB VIII FF.
                             --------------------------------------------------
                             7  SOLE DISPOSITIVE POWER                        0

                             --------------------------------------------------
                             8  SHARED DISPOSITIVE POWER

                                404,229 shares of which 391,900 shares are
                                directly held by KPCB VIII and 12,329 shares are directly held by KPCB FF. KPCB VIII Associates is the general partner of KPCB VIII and
                                KPCB VIII FF.
-------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                        404,229
     REPORTING PERSON
-------------------------------------------------------------------------------
 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)                           / /
     EXCLUDES CERTAIN SHARES*
-------------------------------------------------------------------------------
 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                       1.5%

-------------------------------------------------------------------------------
 12  TYPE OF REPORTING PERSON*                                               PN

-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 05069A104                   13G                     Page 4 of 7 Pages
-------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         KEVIN R. COMPTON
-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
     GROUP*                                                    (A) / /  (B) /X/
-------------------------------------------------------------------------------
 3   SEC USE ONLY

-------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
-------------------------------------------------------------------------------
  NUMBER OF                  5  SOLE VOTING POWER                             0
   SHARES
 BENEFICIALLY
   OWNED BY                  --------------------------------------------------
     EACH                    6  SHARED VOTING POWER
  REPORTING
 PERSON WITH:                   410,000 shares of which 391,900 shares are
                                directly held by KPCB VIII, 12,329 shares are
                                directly held by KPCB VIII FF, and 5,771 shares
                                are directly held by KPCB Information Sciences
                                Zaibatsu Fund II, L.P., a California limited
                                partnership ("KPCB ZF II"). Mr. Compton is a
                                general partner of KPCB VIII Associates and
                                KPCB VII Associates. Mr. Compton disclaims
                                beneficial ownership of the shares held
                                directly by KPCB VIII, KPCB VIII FF and
                                KPCB ZF II.
                             --------------------------------------------------
                             7  SOLE DISPOSITIVE POWER                        0

                             --------------------------------------------------
                             8  SHARED DISPOSITIVE POWER

                                410,000 shares of which 391,900 shares are
                                directly held by KPCB VIII, 12,329 shares are directly held by KPCB VIII FF, and 5,771 shares are directly held by KPCB ZF II. Mr. Compton is a general partner of KPCB VIII Associates and KPCB VII Associates. Mr. Compton disclaims beneficial ownership of the shares held directly by KPCB VIII, KPCB VIII FF and
                                KPCB ZF II.
-------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                        410,000
     REPORTING PERSON
-------------------------------------------------------------------------------
 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)                           / /
     EXCLUDES CERTAIN SHARES*
-------------------------------------------------------------------------------
 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                       1.5%

-------------------------------------------------------------------------------
 12  TYPE OF REPORTING PERSON*                                               IN

-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                              Page 5 of 7 Pages


  ITEM 1(a)         NAME OF ISSUER:

                    Audible, Inc.

  ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    65 Willowbrook Boulevard
                    Wayne, NJ 07470

ITEM 2(a)-(c)       NAME OF PERSON FILING:

                    This statement is being filed by KPCB VIII Associates, whose principal business address is 2750 Sand Hill Road, Menlo Park, California 94025. Mr. Compton, a general partner of KPCB VIII Associates and KPCB VII Associates, whose principal business address is c/o Kleiner Perkins Caufield & Byers, 2750 Sand Hill Road, Menlo Park, CA 94025, is a United States citizen.
                    KPCB VIII Associates is general partner to KPCB VIII and KPCB VIII FF. KPCB VII Associates is general partner to KPCB ZF II.

  ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                    Common Stock

  ITEM 2(e)         CUSIP NUMBER:

                    05069A104

   ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                    Not Applicable

   ITEM 4.          OWNERSHIP.

                    See Items 5-11 of cover sheets hereto.

   ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                    This statement is being filed to report the fact that as of the date hereof each reporting person has ceased to be the beneficial owner of more than five percent (5%) of the Common Stock of Audible, Inc.

   ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                    PERSON.

                    Not Applicable.

   ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                    Not Applicable

   ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                    Not Applicable

   ITEM 9.          NOTICE OF DISSOLUTION OF GROUP.

                    Not Applicable

  ITEM 10.          CERTIFICATION.

                    Not Applicable

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                                                              Page 6 of 7 Pages


                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 13, 2001

KEVIN R. COMPTON                            KPCB VIII ASSOCIATES, L.P., A
                                            CALIFORNIA LIMITED PARTNERSHIP


Signature:  /s/ Michael S. Curry            Signature:  /s/ Brook H. Byers
            ---------------------------                 -----------------------
            Michael S. Curry                            Brook H. Byers
            Attorney-in-Fact                            A General Partner


                                            KLEINER PERKINS CAUFIELD & BYERS
                                            VIII, L.P., A CALIFORNIA LIMITED
                                            PARTNERSHIP


                                            By:  KPCB VIII Associates, L.P., a
                                            California Limited Partnership, its
                                            General Partner


                                            Signature:  /s/ Brook H. Byers
                                                        ------------------------
                                                        Brook H. Byers
                                                        A General Partner

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                                                              Page 7 of 7 Pages


                                   EXHIBIT A

                           AGREEMENT OF JOINT FILING

     The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the statement dated February 13, 2001, containing the information required by Schedule 13G, for the Shares of Audible, Inc., held by Kleiner Perkins Caufield & Byers VIII, L.P., a California limited partnership, and with respect to the general partners, such other holdings as may be reported therein.


Date:  February 13, 2001

KEVIN R. COMPTON                            KPCB VIII ASSOCIATES, L.P., A
                                            CALIFORNIA LIMITED PARTNERSHIP


Signature:  /s/ Michael S. Curry            Signature:  /s/ Brook H. Byers
            ---------------------------                 -----------------------
            Michael S. Curry                            Brook H. Byers
            Attorney-in-Fact                            A General Partner


                                            KLEINER PERKINS CAUFIELD & BYERS
                                            VIII, L.P., A CALIFORNIA LIMITED
                                            PARTNERSHIP


                                            By:  KPCB VIII Associates, L.P., a
                                            California Limited Partnership, its
                                            General Partner


                                            Signature:  /s/ Brook H. Byers
                                                        ------------------------
                                                        Brook H. Byers
                                                        A General Partner